DLA Piper LLP (US) 2000 University Avenue East Palo Alto, Ca;ifornia 94303 www.dlapiper.com Curtis L. Mo Curtis.Mo@dlapiper.com T: +1 650 833 2000 F: +1 650 833 2001

May 15, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph Ambrogi
Jeffrey Gabor

Re:	Tristar Acquisition I Corp.
Preliminary Proxy Statement filed on Schedule 14A
Filed May 8, 2023
File No. 001-40905

Ladies and Gentlemen:

On behalf of our client, Tristar Acquisition I Corp. (“Tristar” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated May 8, 2023 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy”). Concurrently with the filing of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Preliminary Proxy Statement on Schedule 14A Filed May 8 ,2023

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that Tristar Holdings LLC (the “Sponsor”), is not, is not controlled by, and has no substantial ties with, a non-U.S. person. The manager and controlling member of the Sponsor is a U.S. citizen. Each of the Company’s officers and directors is a U.S. Citizen. In response to the Staff’s comment, the Company revised its disclosure on pages 4-5 of Amendment No. 1 to add the related risk factor to provide additional detail regarding the aforementioned disclosure.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Curtis L. Mo at (650) 833-2015 or via email at Curtis.Mo@us.dlapiper.com.

Very truly yours,

/s/ Curtis L. Mo

Curtis L. Mo

cc:    William M. Mounger, President and Chief Executive Officer, Trist Acquisition I Corp.